STATE OF DELAWARE
CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:

1.    Name of Statutory Trust:  The Cutler Trust

2.	The Certificate of Trust is hereby amended by adding new SECTIONS 11.11, 11.12 and 11.13 as follows:

SECTION 11.11. Claims.  As used herein, a "direct" Shareholder claim shall refer to (i) a claim based upon alleged violations of a Shareholder's individual rights independent of any harm to the Trust, including a Shareholder's rights under the Trust Instrument (including rights under SECTION 10.03 to indemnification, rights under SECTION 7.01 to vote, rights under SECTION 9.01 to receive dividends and rights under SECTION 9.02 to redemption of shares, or other similar rights personal to the Shareholder and independent of any harm to the Trust) and (ii) a claim for which a direct Shareholder action is permitted under the U.S. federal securities laws.  Any other claim asserted by a Shareholder, including without limitation any claims purporting to be brought on behalf of the Trust or involving any alleged harm to the Trust, shall be considered a "derivative" claim as used herein.

(a)
Derivative  Claims.   No Shareholder shall have the right to bring or maintain any court action or other proceeding asserting a derivative claim or any claim asserted on behalf or for the benefit of the Trust or involving any alleged harm to the Trust without first making demand on the Trustees requesting the Trustees to bring or maintain such action, proceeding or claim.  Such demand shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees, unless the Shareholder makes a specific showing that irreparable nonmonetary injury to the Trust would otherwise result.  Such demand shall be mailed to the Secretary of the Trust at the Trust's principal office and shall set forth with particularity the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the Shareholder to support the allegations made in the demand.  The Trustees shall consider such demand within 90 days of its receipt by the Trust, which period may be reasonably extended should the Trustees determine in good faith that there is good cause for such an extension. In their sole discretion, the Trustees may submit the matter to a vote of Shareholders of the Trust or any series or class of Shares, as appropriate; otherwise, unless a majority of the Trustees are disabled by conflicts from consideration of such a demand, the Shareholders shall have no right to vote thereon.  Any decision by the Trustees to bring, maintain, or settle (or not to bring, maintain, or settle)  such court action, proceeding, or to submit the matter to a vote of Shareholders, shall be binding upon the Shareholders, and no suit, proceeding or other action shall be commenced or maintained after a decision to reject a demand.  Any Trustee acting in connection with any demand or any proceeding relating to a claim on behalf or for the benefit of the Trust who is not an Interested Person as defined in the 1940 Act shall be deemed to be independent and disinterested with respect to such demand, proceeding, or claim.

(b)
Direct Claims.  No Shareholder shall have the right to bring or maintain a court action or other proceeding asserting a direct claim against the Trust, the Trustees, or officers predicated upon an implied right of action under the Agreement and Declaration of Trust or under U.S. federal securities laws (excepting direct shareholder actions permitted by U.S. federal securities laws), unless the Shareholder has obtained authorization from the Trustees to bring the action.  The requirement of authorization shall not be excused under any circumstances, including claims of alleged interest on the part of the Trustees.  A request for authorization shall be mailed to the Secretary of the Trust at the Trust's principal office and shall set forth with particularity the nature of the proposed court action, proceeding or claim and the essential facts relied upon by the Shareholder to support the allegations made in the request. The Trustees shall consider such request within 90 days after its receipt by the Trust.  In their sole discretion, the Trustees may submit the matter to a vote of Shareholders of the Trust or of any series or class of Shares, as appropriate.  Any decision by the Trustees to settle or to authorize (or not to settle or to authorize) such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be binding upon the Shareholder seeking authorization.

SECTION 11.12. Forum for Adjudication of Disputes.  Unless the Trust consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Trust, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Trustee, officer, or other employee of the Trust to the Trust or the Trust's Shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware Statutory Trust Act or under the Trust Instrument or the Trust's By-Laws, (iv) any action to interpret, apply, enforce or determine the validity of any provision of the Trust Instrument or the Trust's By-Laws, or (v) any action asserting a claim governed  by the internal affairs doctrine (each, a "Covered Action") shall be the Court of Chancery of the State of Delaware, or if the Court of Chancery does not have jurisdiction, the Superior Court of the State of Delaware. The Court shall in turn refer to mandatory binding arbitration pursuant to the JAMS Streamlined Arbitration Rules as then in effect any claim that is determined to be a direct claim hereunder but that does not arise under the federal securities laws, and such arbitration shall proceed under the auspices of the Federal Arbitration Act. Any person purchasing or otherwise acquiring or holding any interest in shares of beneficial interest of the Trust shall be (i) deemed to have notice of and consented to the provisions of this SECTION 11.12, and (ii) deemed to have waived any argument relating to the inconvenience of the judicial forum referenced above in connection with any action or proceeding described in this SECTION 11.12.

If any Covered Action is filed in a court other than the Court of Chancery of the State of Delaware or, if the Chancery Court does not have jurisdiction, the Superior Court of the State of Delaware (a "Foreign Action") in the name of any Shareholder, such Shareholder shall be deemed to have consented to (i) the personal jurisdiction of the Delaware Courts in connection with any action brought in any such courts to enforce the first paragraph of this SECTION 11.12 (an "Enforcement Action") and (ii) having service of process made upon such Shareholder in any such Enforcement Action by service upon such Shareholder's counsel in the Foreign Action as agent for such Shareholder.

SECTION 1 1.13.  Separability.  If any provision or provisions of this Trust Instrument shall be held to be invalid, illegal or unenforceable as applied to any person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision(s) in any other circumstance and of the remaining provisions of this Trust Instrument (including, without limitation, each portion of any sentence of this Trust Instrument containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons and circumstances shall not in any way be affected or impaired thereby.

3.	This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Amendment on the 20th day of November, 2015.

By: /s/ Matthew C. Patten
Trustee

Name: Matthew C. Patten
Matthew C. Patten